Exhibit 99.1

QuantaSing Announces Unaudited Financial Results for the Second Quarter of Fiscal Year 2025

Beijing, March 11, 2025 /GLOBE NEWSWIRE/ - QuantaSing Group Limited (NASDAQ: QSG) (“QuantaSing” or the “Company”), a leading lifestyle solution provider empowering adults to live better and longer, today announced its unaudited financial results for the second quarter of the fiscal year ending June 30, 2025 (the “second quarter of FY 2025”, which refers to the quarter from October 1, 2024 to December 31, 2024).

Highlights for the Second Quarter of FY 2025

●	Revenues for the second quarter of FY 2025 were RMB726.6 million (US$99.6 million), representing a decrease of 10.3% from the first quarter of the fiscal year ending June 30, 2025 (the “first quarter of FY 2025”) and a decrease of 25.9% from the second quarter of the fiscal year ended June 30, 2024 (the “second quarter of FY 2024”).

●	Gross billings of individual online learning services[1] for the second quarter of FY 2025 were RMB546.2 million (US$74.8 million), representing a decrease of 23.5% from the first quarter of FY 2025 and a decrease of 42.2% from the second quarter of FY 2024.

●	Net income for the second quarter of FY 2025 was RMB126.8million (US$17.4 million), representing an increase of 57.1% from the first quarter of FY 2025 and an increase of 17.8% from the second quarter of FY 2024.

●	Adjusted net income[2] for the second quarter of FY 2025 was RMB132.0 million (US$18.1 million), representing an increase of 50.0% from the first quarter of FY 2025 and an increase of 27.1% from the second quarter of FY 2024.

●	Total registered users increased by 24.2% to approximately 139.6 million as of December 31, 2024, from 112.4 million as of December 31, 2023.

●	Paying learners was approximately 0.3 million in the second quarter of FY 2025.

Mr. Peng Li, Chairman and Chief Executive Officer of QuantaSing, commented, “Our second quarter results demonstrate our deliberate approach to business development as we execute our strategic transition. Our established online learning business continues to operate effectively, generating steady cash flow that supports our strategic initiatives. Meanwhile, our consumer business is experiencing promising growth, driven by strong demand for our health and wellness products, with a focus on the silver economy. By diversifying our revenue streams across multiple business lines while enhancing our technological capabilities, we’re building a more resilient business model that can navigate market uncertainties. Our focus remains on creating long-term shareholder value through disciplined execution and selective investments in promising growth opportunities.”

Mr. Dong Xie, Chief Financial Officer of QuantaSing, added, “Our second quarter financial performance reflects our disciplined approach to business transformation. While revenue has moderated as expected during this transition, our focus on operational efficiency has enabled us to maintain a solid financial foundation. Our ongoing IT infrastructure enhancement and process optimization efforts are driving improved efficiency across our business lines. With our cash and cash equivalents, restricted cash and short-term investments of RMB1,213.2 million, we have the flexibility to carefully evaluate strategic opportunities as we navigate this transitional phase.”

[1]	Gross billings of individual online learning services is a non-GAAP financial measure. For a reconciliation of revenues of individual online learning services to gross billings of individual online learning services, see the “Non-GAAP Financial Measures” section and the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.
[2]	Adjusted net income is a non-GAAP financial measure. For a reconciliation of net income to adjusted net income, see the “Non-GAAP Financial Measures” section and the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.

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Financial Results for the Second Quarter of FY 2025

Revenues

Revenues were RMB726.6 million (US$99.6 million) in the second quarter of FY 2025, compared to RMB980.5 million in the second quarter of FY 2024. The change reflects the Company’s deliberate shift from traffic-driven growth to high-quality growth, with strategic focus on the silver economy market.

●	Revenues from individual online learning services decreased by 31.2% year over year to RMB601.3 million (US$82.5million) in the second quarter of FY 2025, from RMB873.6 million in the second quarter of FY 2024. This decrease was primarily due to a decrease of RMB162.7 million (US$22.3 million) in revenues from skills upgrading courses, a decline of RMB92.6 million (US$12.7 million) in revenues from financial literacy courses and a decline of RMB17.0 million (US$2.3 million) in revenues from recreation and leisure courses.

●	Revenues from enterprise services were RMB55.7 million (US$7.6 million) in the second quarter of FY 2025, compared to RMB57.6 million in the second quarter of FY 2024, representing a year-over-year change of 3.4%, primarily due to changes in existing customers’ demands.

●	Revenues from consumer business[3] increased to RMB64.5 million (US$8.8 million) in the second quarter of FY 2025, representing a 39.0% increase from RMB46.4 million in the second quarter of FY 2024, driven by the Company’s expansion into wellness products.

●	Revenues from others[3] were RMB5.1 million (US$0.7 million) in the second quarter of FY 2025, compared to RMB3.0 million in the second quarter of FY 2024, primarily due to revenue generated from the Company’s newly initiated business.

Cost of revenues

Cost of revenues was RMB122.5 million (US$16.8 million) in the second quarter of FY 2025, compared to RMB145.0 million in the second quarter of FY 2024, representing a decrease of 15.5%. The decrease was primarily due to reduced labor outsourcing costs of RMB12.2 million (US$1.7 million) and lower staff costs of RMB5.8 million (US$0.8 million), partially offset by a RMB5.8 million (US$0.8 million) increase in procurement costs.

Sales and marketing expenses

Sales and marketing expenses were RMB407.0 million (US$55.8 million) in the second quarter of FY 2025, compared to RMB657.1 million in the second quarter of FY 2024, representing a decrease of 38.1%. The decrease was mainly due to declines in marketing and promotion expenses of RMB224.5 million (US$30.8 million) and labor outsourcing costs of RMB31.0 million (US$4.3 million), partially offset by an increase in staff costs of RMB14.0 million (US$1.9 million), which includes an increase in share-based compensation expenses of RMB16.8 million (US$2.3 million).

Research and development expenses

Research and development expenses were RMB28.4 million (US$3.9 million) in the second quarter of FY 2025, compared to RMB41.0 million in the second quarter of FY 2024, representing a decrease of 30.9%. The decrease was primarily due to lower staff costs of RMB9.7 million (US$1.3 million).

[3]	Effective from the fourth quarter of FY 2024, the Company has introduced “Revenues from Consumer Business” as a separate line item. This revenue was previously included in “Revenues from Others”. The historical revenues presentation has been conformed to the current presentation.

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General and administrative expenses

General and administrative expenses were RMB30.5 million (US$4.2 million) in the second quarter of FY 2025, compared to RMB35.1 million in the second quarter of FY 2024, representing a decrease of 12.9%. The decrease was primarily due to lower share-based compensation expenses of RMB5.0 million (US$0.7 million).

Net income and adjusted net income

Net income was RMB126.8 million (US$17.4 million) in the second quarter of FY 2025, compared with RMB107.6 million in the second quarter of FY 2024. Adjusted net income was RMB132.0 million (US$18.1 million) in the second quarter of FY 2025, compared to RMB103.9 million in the second quarter of FY 2024.

Earnings per share and adjusted earnings per share4

Basic and diluted net income per share were RMB0.78 (US$0.11) and RMB0.77 (US$0.11), respectively, in the second quarter of FY 2025, compared with basic and diluted net income per share of RMB0.65 and RMB0.64 in the second quarter of FY 2024. Basic and diluted adjusted net income per share were RMB0.81 (US$0.11) and RMB0.80 (US$0.11), respectively, in the second quarter of FY 2025, compared with basic and diluted adjusted net income per share of RMB0.63 and RMB0.62 in the second quarter of FY 2024.

Balance Sheet

As of December 31, 2024, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1,213.2 million (US$166.2 million), compared with RMB1,026.3 million as of June 30, 2024.

Recent Developments

Changes in Composition of Board

On January 21, 2025, the Company announced changes to its board of directors (the “Board”). Mr. Chenyang Wei resigned as a director effective January 21, 2025, for personal reasons. The Company appointed Mr. Shunyan Zhu as a new independent director and member of the audit committee of the Board (the “Audit Committee”), effective the same date. Following these changes, the Board consists of seven directors: Mr. Peng Li, Mr. Frank Lin, Mr. Dong Xie and Ms. Xihao Liu, and three independent directors, Mr. Hongqiang Zhao, Ms. Pei Hua (Helen) Wong and Mr. Shunyan Zhu. The Audit Committee consists of the three independent directors.

Investments in Letsvan

Through a series of transactions commencing in December 2024, the Company has invested in Shenzhen Yiqi Culture Co., Ltd. (深圳市熠起文化有限公司)(“Letsvan”), a PRC-based company primarily engaged in IP incubation and discovery, IP operation, copyright commercialization, and the promotion and sales of pop toys and other cultural products for global artists. The Company believes that such investments in Letsvan will effectively capitalize on the Company’s transferable expertise and established operational infrastructure, thereby unlocking a wider array of business opportunities. The Company expects to consummate the investments by the end of March 2025, upon which the Company will have control over and be able to consolidate the results of Letsvan into the Company’s consolidated financial statements.

[4]	Basic and diluted adjusted net income per share are non-GAAP financial measures. For a reconciliation of basic and diluted net income per share to basic and diluted adjusted net income per share, see the “Non-GAAP Financial Measures” section and the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.

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Share Repurchase Program

On June 11, 2024, the Company announced that the Board had approved a share repurchase program of up to US$20.0 million of the Company’s Class A ordinary shares in the form of ADSs for a 12-month period beginning on June 11, 2024 (the “2024 Share Repurchase Program”). As of December 31, 2024, a total of 1.7 million ADSs had been repurchased for an aggregate consideration of US$3.6 million under the 2024 Share Repurchase Program.

Conference Call Information

The Company’s management team will hold an earnings conference call at 07:00 A.M. Eastern Time on Tuesday, March 11, 2025 (07:00 P.M. Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Mainland China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	QuantaSing Group Limited

The replay will be accessible through March 18, 2025 by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Replay Access Code:	7982374

A live and archived webcast of the conference call will be available at the Company’s investor relations website at https://ir.quantasing.com.

Non-GAAP Financial Measures

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, the Company uses gross billings of individual online learning services, adjusted net income and basic and diluted adjusted net income per share as its non-GAAP financial measures. Gross billings of individual online learning services for a specific period represents revenues of the Company’s individual online learning services net of the changes in deferred revenues in such period, further adjusted by value-added tax in such period. Adjusted net income represents net income excluding share-based compensation expense. Basic and diluted adjusted net income per share represents adjusted net income attributable to QuantaSing Group Limited divided by weighted average number of ordinary shares outstanding during the periods used in computing adjusted net income per share, basic and diluted. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for revenue, net income, net income per share, basic and diluted or other consolidated statements of operations data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

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The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. For more information on these non-GAAP financial measures, please see the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB7.2993 to US$1.00, the exchange rate on December 31, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred to could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1955. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding QuantaSing’s financial outlook, beliefs and expectations. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new users and learners and to increase the spending and revenues generated from users and learners; its ability to maintain and enhance the recognition and reputation of its brand; its expectations regarding demand for and market acceptance of its services and products; the expected growth, trends and competition in the markets that the Company operates in; changes in its revenues and certain cost or expense items; PRC governmental policies and regulations relating to the Company’s business and industry, general economic and political conditions in China and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC, including, without limitation, the final prospectus related to the IPO filed with the SEC dated January 24, 2023. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About QuantaSing Group Limited

QuantaSing is a leading lifestyle solution provider empowering adults to live better and longer. Leveraging its profound understanding of adult users and robust infrastructure, QuantaSing offers easy-to-understand, affordable, and accessible online courses to adult learners as well as consumer products and services in selected areas to address the senior users’ aspirations for wellness.

For more information, please visit: https://ir.quantasing.com.

Contact

Investor Relations

Leah Guo

QuantaSing Group Limited

Email: ir@quantasing.com

Tel: +86 (10) 6493-7857

Robin Yang, Partner

ICR, LLC

Email: QuantaSing.IR@icrinc.com

Phone: +1 (212) 537-0429

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QUANTASING GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	June 30, 2024	December 31, 2024	December 31, 2024
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	779,931	1,094,762	149,982
Restricted cash	160	1,174	161
Short-term investments	246,195	117,285	16,068
Accounts receivable, net	16,676	16,403	2,247
Amounts due from related parties	4,488	-	-
Inventory, net	6,345	13,398	1,836
Prepayments and other current assets	275,549	157,802	21,620
Total current assets	1,329,344	1,400,824	191,914

Non-current assets:
Property and equipment, net	6,569	5,032	689
Long-term investments	9,010	35,776	4,901
Intangible assets, net	-	59	8
Operating lease right-of-use assets	58,889	37,205	5,097
Deferred tax assets	847	2,014	276
Other non-current assets	21,360	6,102	836
Total non-current assets	96,675	86,188	11,807
TOTAL ASSETS	1,426,019	1,487,012	203,721

LIABILITIES
Current liabilities:
Accounts payables	62,066	46,301	6,343
Accrued expenses and other current liabilities	190,508	197,866	27,108
Income tax payable	20,399	51,966	7,119
Contract liabilities, current portion	385,227	304,788	41,756
Advance from customers	162,257	122,815	16,826
Operating lease liabilities, current portion	49,099	45,021	6,168
Total current liabilities	869,556	768,757	105,320

Non-current liabilities:
Contract liabilities, non-current portion	11,365	28,057	3,844
Operating lease liabilities, non-current portion	16,989	2,443	335
Deferred tax liabilities	11,625	23,765	3,256
Total non-current liabilities	39,979	54,265	7,435
TOTAL LIABILITIES	909,535	823,022	112,755

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QUANTASING GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands, except for share and per share data)

	As of
	June 30, 2024	December 31, 2024	December 31, 2024
	RMB	RMB	US$

SHAREHOLDERS’ EQUITY
Class A ordinary shares	81	81	11
Class B ordinary shares	34	34	5
Treasury stock	(109,257)	(46,363)	(6,352)
Additional paid-in capital	1,192,474	1,067,975	146,312
Accumulated other comprehensive income	17,313	18,780	2,573
Accumulative deficit	(584,161)	(376,717)	(51,610)
TOTAL QUANTASING GROUP LIMITED SHAREHOLDERS’ EQUITY	516,484	663,790	90,939
Non-controlling interests	-	200	27
TOTAL SHAREHOLDERS’ EQUITY	516,484	663,990	90,966
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,426,019	1,487,012	203,721

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QUANTASING GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except for shares and per share data)

	For the Three Months Ended December 31,			For the Six Months Ended December 31,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	US$	RMB	RMB	US$

Revenues	980,542	726,647	99,550	1,849,678	1,537,051	210,575
Cost of revenues	(145,018)	(122,512)	(16,784)	(263,210)	(256,960)	(35,203)

Gross Profit	835,524	604,135	82,766	1,586,468	1,280,091	175,372

Operating expenses:
Sales and marketing expenses	(657,112)	(407,022)	(55,762)	(1,277,264)	(922,031)	(126,318)
Research and development expenses	(41,015)	(28,354)	(3,884)	(84,815)	(56,434)	(7,731)
General and administrative expenses	(35,059)	(30,524)	(4,182)	(77,821)	(61,145)	(8,377)
Total operating expenses	(733,186)	(465,900)	(63,828)	(1,439,900)	(1,039,610)	(142,426)

Income from operations	102,338	138,235	18,938	146,568	240,481	32,946

Other income:
Interest income	2,409	1,221	167	5,856	3,160	433
Others, net	2,221	6,283	861	14,478	16,018	2,194

Income before income tax	106,968	145,739	19,966	166,902	259,659	35,573
Income tax benefit/(expense)	642	(18,983)	(2,601)	7,388	(52,215)	(7,153)

Net income	107,610	126,756	17,365	174,290	207,444	28,420
Net loss attributable to noncontrolling interests	-	-	-	-	-	-
Net income attributable to QuantaSing Group Limited	107,610	126,756	17,365	174,290	207,444	28,420

Other comprehensive (loss)/income
Foreign currency translation adjustments, net of nil tax	(3,372)	5,013	687	(5,377)	1,467	201
Total other comprehensive (loss)/income	(3,372)	5,013	687	(5,377)	1,467	201

Total comprehensive income	104,238	131,769	18,052	168,913	208,911	28,621
Total comprehensive loss attributable to noncontrolling interests	-	-	-	-	-	-
Comprehensive income attributable to QuantaSing Group Limited	104,238	131,769	18,052	168,913	208,911	28,621

Net income per ordinary share
- Basic	0.65	0.78	0.11	1.04	1.30	0.18
- Diluted	0.64	0.77	0.11	1.02	1.27	0.17
Weighted average number of ordinary shares used in computing net income per share
- Basic	165,369,914	162,250,442	162,250,442	167,213,449	159,347,748	159,347,748
- Diluted	167,356,510	165,374,240	165,374,240	171,180,058	163,341,734	163,341,734
Share-based compensation expenses included in
Cost of revenues	(3,289)	(1,480)	(203)	(7,067)	(3,783)	(518)
Sales and marketing expenses	15,946	(859)	(118)	11,457	(898)	(123)
Research and development expenses	(1,402)	(409)	(56)	(7,012)	(2,307)	(316)
General and administrative expenses	(7,513)	(2,470)	(338)	(20,922)	(5,502)	(754)

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QUANTASING GROUP LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for shares and per share data)

The following table below sets forth a reconciliation of revenues to gross billings for the periods indicated:

	For the Three Months Ended December 31,			For the Six Months Ended December 31,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	US$	RMB	RMB	US$

Revenues of individual online learning services:	873,551	601,293	82,377	1,629,461	1,310,305	179,510
Add: value-added tax	47,100	33,359	4,570	94,679	74,050	10,145
Add: ending deferred revenues(1)	643,929	440,632	60,366	643,929	440,632	60,366
Less: beginning deferred revenues(1)	(619,954)	(529,054)	(72,480)	(661,360)	(565,030)	(77,409)

Gross billings of individual online learning services	944,626	546,230	74,833	1,706,709	1,259,957	172,612

(1)	Deferred revenues include contract liabilities, advance from customers, and refund liability of individual online learning services included in “accrued expenses and other current liabilities”.

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QUANTASING GROUP LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS - continued

(Amounts in thousands, except for shares and per share data)

The following table below sets forth a reconciliation of net income to adjusted net income and basic and diluted net income per share to basic and diluted adjusted net income per share for the periods indicated:

	For the Three Months Ended December 31,			For Six Months Ended December 31,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	US$	RMB	RMB	US$

Net income	107,610	126,756	17,365	174,290	207,444	28,420
Add: Share-based compensation expenses	(3,742)	5,218	715	23,544	12,490	1,711

Adjusted net income	103,868	131,974	18,080	197,834	219,934	30,131
Attributable to noncontrolling interests	-	-	-	-	-	-
Adjusted net income attributable to QuantaSing Group Limited	103,868	131,974	18,080	197,834	219,934	30,131

Weighted average number of ordinary shares used in computing net income per share
- Basic	165,369,914	162,250,442	162,250,442	167,213,449	159,347,748	159,347,748
- Diluted	167,356,510	165,374,240	165,374,240	171,180,058	163,341,734	163,341,734
Weighted average number of ordinary shares used in computing adjusted net income per share
- Basic	165,369,914	162,250,442	162,250,442	167,213,449	159,347,748	159,347,748
- Diluted	167,356,510	165,374,240	165,374,240	171,180,058	163,341,734	163,341,734

Net income per ordinary share
- Basic	0.65	0.78	0.11	1.04	1.30	0.18
- Diluted	0.64	0.77	0.11	1.02	1.27	0.17
Non-GAAP adjustments to net income per ordinary share
- Basic	(0.02)	0.03	0.00	0.14	0.08	0.01
- Diluted	(0.02)	0.03	0.00	0.14	0.08	0.01
Adjusted net income per ordinary share
- Basic	0.63	0.81	0.11	1.18	1.38	0.19
- Diluted	0.62	0.80	0.11	1.16	1.35	0.18

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